UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 13, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appointment of Kent Masters as a non-executive director

Amec Foster Wheeler announces today that J. Kent Masters has joined its board as a non-executive director. His appointment follows that of fellow former Foster Wheeler AG director, Stephanie Newby, who joined the board on 13 November 2014. They have both joined the health, safety, security, environmental and ethics committee.  In addition, Stephanie has joined the audit committee.

On 13 November 2014, Kent resigned as Chief Executive Officer of Foster Wheeler and remained an employee of Foster Wheeler Inc. until the expiration of his 90 day notice period on 12 February 2015.

Under the terms of Kent's employment contract with Foster Wheeler, Inc. he received for nil consideration 310,026 shares (net of taxes) today under the amended and restated Foster Wheeler AG Omnibus Plan, which was adopted by Amec Foster Wheeler and became effective as of 13 November 2014.  The prevailing share price was 848.5p.

Following the above vesting, Kent has an interest in 488,771 ordinary shares, of which 178,745 are held in the form of ADSs, representing 0.13 per cent of the voting rights.

Prior to joining Foster Wheeler in 2011, he served as a member of the executive board of Linde AG and was also previously employed by BOC Group plc in a variety of senior executive positions, including Chief Executive, Industrial and Special Products.

Kent was appointed as an independent non-executive director of Albermarle Corporation in January 2015 and serves on the compensation committee. Kent was a non-executive director of Rockwood Holdings, Inc. from 2007 until January 2015, when it was acquired by Albermarle. Kent was the non-executive chairman of African Oxygen Limited from 2005 to 2011.

John Connolly, Chairman, said: "Kent and Stephanie bring more than 30 years' business experience to our board and my fellow directors and I look forward to their added insight and input."

Except as stated above, no further information is required to be disclosed pursuant to Section 9.6.13 of the Listing Rules.

ENDS

Amec Foster Wheeler plc Media: Julian Walker, Group Corporate Affairs Director Investors: Rupert Green, Head of Investor Relations	+ 44 (0)20 7429 7500

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With pro-forma 2013 annualised scope revenues of £5.5 billion and over 40,000 employees in more than 50 countries, the company operates across the whole of the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 February 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary